UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Changes in Number of Outstanding Securities

On September 6 and 7, 2017, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) the following changes in the number of outstanding securities of the Company:

1.	Reduction in the number of outstanding restricted share units (“RSUs”) by 4,741, to 101,522, due to the settlement of 4,741 RSUs held by Mr. Adi Jemini, the Company’s Executive Vice President and Chief Financial Officer, on September 1, 2017.

2.	Expiration of 143,678 options to purchase common shares held by a former officer of the Company, resulting in a decrease in the number of issued and outstanding options of the Company to 627,265.

3.	Cancellation of 1,568,400 common shares that had been held by the Company in treasury.

4.	A purchase for cancellation by the Company :

a.	of NIS 4,352,355 of the outstanding principal amount of its Series C Debentures, resulting in a remaining outstanding principal amount of NIS 366,527,187;

b.	of NIS 13,629 of the outstanding principal amount of its Series E Debentures resulting in a remaining outstanding principal amount of NIS 270,277,387; and

c.	of NIS 5,285,399 of the outstanding principal amount of its Series I Debentures resulting in an outstanding principal amount of NIS 472,193,448.

Changes in Holdings of Officers

As a result of the above-described settlement of RSUs held by Mr. Jemini, the number of common shares of the Company held by Mr. Jemini increased to 11,982, and the number of RSUs held by Mr. Jemini decreased to 27,677. Following those changes, Mr. Jemini’s percentage ownership of the issued and outstanding share capital of the Company remains 0.01%, or 0.16% on a fully diluted basis.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: September 12, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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